INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

VIA EDGAR

December 11, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Institutional Financial Markets, Inc.
Registration Statement on Form S-3
Filed October 24, 2013
File No. 333-191887

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated November 18, 2013, regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), which was filed by the Company with the Commission on October 24, 2013. To assist your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses. Concurrent with the filing of this letter, the Company is filing an amended Registration Statement on Form S-3 via EDGAR. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Registration Statement.

General

1. Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). See Securities Act Rules Compliance and Disclosure Interpretation 612.09 for guidance.

Company Response:

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In addition,

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Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”) states that, in determining whether a purported secondary offering is instead an indirect primary offering, consideration should be given to the following factors (i) how long the selling shareholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the requirements of Rule 415(a)(1)(i) of the Securities Act and the factors set forth in C&DI 612.09, we respectfully submit that the proposed registration is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) of the Securities Act.

Background:

As disclosed in the Registration Statement and as discussed in greater detail in the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on August 7, 2013, and the Company’s Current Reports on Form 8-K filed with the Commission on May 13, 2013 and September 25, 2013, the Company entered into a Securities Purchase Agreement on May 9, 2013 with each of (i) Mead Park Capital Partners LLC (the “MP Buyer”) and Mead Park Holdings, LP (“Mead Park”), and (ii) Cohen Bros. Financial, LLC (the “Cohen Buyer”). Pursuant to the each of the above-mentioned Securities Purchase Agreements (together, the “Securities Purchase Agreements”), on September 25, 2013, as part of a private placement of the Company’s securities (the “Transaction”), the Company issued to the MP Buyer and EBC 2013 Family Trust (“EBC Trust”), as assignee of the Cohen Buyer, an aggregate of 2,749,167 shares (the “Common Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), and convertible senior promissory notes in the aggregate principal amount of $8,247,501, which bear interest at a rate of 8% per annum (each a “Note and, collectively, the “Notes”). The Company may issue up to an additional 4,086,308 shares of Common Stock (the “Conversion Shares” and, together with the Common Shares, the “Securities”) upon conversion of the Notes. Each Note is convertible, at any time prior to September 25, 2018 at the option of the holder of the Note, into the Conversion Shares at a fixed conversion price of $3.00 per share, subject to certain customary anti-dilution adjustments.

As an initial matter, we note that, consistent with the language of Rule 415(a)(1)(i) of the Securities Act, the Registration Statement pertains only to securities which are to be offered and/or sold solely by or on behalf of the selling stockholders and not by or on behalf of the Company, its subsidiaries, or any person of which the Company is a subsidiary. Any future sales of the Securities will be solely for the account of the selling stockholders and the Company will play no role in determining the amount and/or timing of any such sales. Further, the Company will not receive any proceeds from any future sales of the Securities, and the Company does not currently anticipate any sales of the Securities in the open market in the near future.

In order to provide a more fulsome analysis as to why the contemplated registration of the Securities complies with Rule 415(a)(1)(i), the following discussion addresses each of the factors set forth in C&DI 612.09.

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1.	How long the selling stockholders have held the shares:

As noted above, the Common Shares and the Notes were issued to the selling stockholders on September 25, 2013, and none of the Common Shares or Notes have been sold since such date. The Company notes that, although the closing of the Transaction occurred on September 25, 2013, the Securities Purchase Agreements were executed on May 9, 2013, and the parties thereto did not have the ability to unilaterally terminate the agreements and were therefore subject to market risk as of and following such date.

In addition, for the reasons set forth below, the Company does not expect the selling stockholders to resell any of the Securities in the near future.

The Notes are convertible securities, and the Conversion Shares have not yet been issued. There is no economic incentive for the selling stockholders to convert the Notes (and subsequently sell the Conversion Shares) unless and until the trading price of the Common Stock exceeds the conversion price, which is fixed at $3.00 per share. The conversion price of the Notes was set at a premium to the trading price of the Common Stock as of the date of the execution of the Securities Purchase Agreements on May 9, 2013, which was $2.80 per share. The existence of such premium indicates that neither the Company nor the selling stockholders were relying upon a near-term sale of the Conversion Shares. Nor does the Company expect any sales of the Conversion Shares in the near term given the fact that the conversion price remains higher than the Common Stock’s current trading price.

The fact that the selling stockholders do not intend to resell the Common Shares (or the Conversion Shares upon their issuance, if any) in the near future is evidenced by the fact that the selling stockholders represented to the Company in the Securities Purchase Agreements (see §4.3 of each of the Securities Purchase Agreements) and have confirmed to the Company that, as of the date hereof, they (i) acquired the Common Shares and the Notes as principals for their own accounts for investment only and not with a view to or for the purpose of distributing or reselling the Securities, and (ii) do not have any agreement, plan or understanding, directly or indirectly, with any individual or entity to distribute or effect any distribution of the Securities to or through any person or entity. The selling stockholders have also confirmed to the Company that, as of the date hereof, they have not yet sold any of the Securities and do not currently intend to effectuate any sales of the Securities in the near future.

In addition to the above, given the current trading volume of the Common Stock relative to the number of shares being registered, it is unlikely that the selling stockholders would be able to sell all or even a majority of their Common Stock on the public market in the near future. Therefore, practically speaking, it is likely that a significant amount of time will pass before the selling stockholders are able to sell a significant amount of the Common Stock in the public market.

2.	The circumstances under which they received them:

The Transaction is summarized under the caption “Background” above and described in further detail in the Company’s public filings.

The issuance of the Common Shares and the Notes was part of a private placement of the Company’s securities to the selling stockholders and represented a strategic investment in the Company by the selling stockholders. As disclosed in the Proxy Statement, the selling stockholders’ goals in investing in the Company were long-term in nature. Further, upon reviewing the terms and conditions of the Securities Purchase Agreements, it is evident that the agreements were negotiated with a view towards protecting the long-term interest of the selling stockholders’ investments. Under the Securities Purchase Agreements, for so long as the selling

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stockholders maintain certain ownership percentages of the Company’s outstanding Common Stock, the selling stockholders may designate an aggregate of three individuals to stand for election to the Company’s board of directors (see §6.9 of the Securities Purchase Agreement among the Company, the MP Buyer and Mead Park (the “Mead Park Purchase Agreement”), and §6.8 of the Securities Purchase Agreement between the Company and the Cohen Buyer (the “Cohen Purchase Agreement”)). Further, under the Mead Park Purchase Agreement, for so long as the MP Buyer, Mead Park and certain of their affiliates and principals collectively own 10% or more of the outstanding Common Stock, Mead Park has agreed to provide certain ongoing business services to the Company (see §6.3 of the Mead Park Purchase Agreement).

The Company will not receive any proceeds from the sale by the selling stockholders of any of the Securities. In addition, the selling stockholders invested in the Company for investment purposes unrelated to a distribution of the Securities and are entitled to dividends on the Common Shares and the payment of principal and interest under the Notes.

The filing of the Registration Statement was a condition to the closing of the Transaction. The selling stockholders received customary registration rights pursuant to a registration rights agreement. But for the existence of these registration rights, the Company would not have filed the Registration Statement. The receipt of such registration rights is customary in private placement transactions of the type in which the Company and the selling stockholders engaged and is not indicative of any present intent of the selling stockholders to sell the Securities being registered, much less to sell or distribute the shares on behalf of the Company. Further, the Company has no agreement with the selling stockholders that would control the timing, nature or amount of resales of the Securities being registered, other than the registration rights agreement. Even though the selling stockholders do not have any present intent to sell the Securities in the near future, the registration rights were requested by the selling stockholders, and the registration statement was filed, to ensure the liquidity of the Securities in the event that the circumstances of the selling stockholders and/or the Company change.

3.	Their relationship to the issuer:

As noted in the Registration Statement, the Cohen Buyer assigned all of its rights and obligations under the Cohen Purchase Agreement to EBC Trust. Daniel G. Cohen serves as one of three trustees of EBC Trust. Mr. Cohen is the Vice Chairman of the Company’s board of directors and of the board of managers of IFMI, LLC, a majority owned subsidiary of the Company, President and Chief Executive of the Company’s European Business, and President of Cohen & Company Financial Limited, a wholly owned subsidiary of the Company. The Cohen Purchase Agreement provides that EBC Trust may designate one individual to stand for election at any meeting at which the Company’s stockholders may vote for the election of directors for so long as the Cohen Buyer and certain of its affiliates own 10% or more of the outstanding Common Stock. Mr. Cohen was also the beneficial owner of over 30% of the Company’s Common Stock prior to and following the consummation of the Transaction.

Jack J. DiMaio, Jr. is a member of the MP Buyer and serves as Chairman of the Company’s board of directors and the board of managers of IFMI, LLC. In addition, Christopher Ricciardi is a member of the MP Buyer and serves as a director on the Company’s board of directors. Messrs. DiMaio and Ricciardi were elected to the Company’s Board pursuant to the

December 11, 2013

Securities Purchase Agreements. Mr. Ricciardi was also the beneficial owner of over 10% of the Company’s Common Stock prior to and following the consummation of the Transaction. From February 2006 until August 2011, Mr. Ricciardi served as President of the Company, as President and Chief Executive Officer of IFMI, LLC, and as a member of the board of managers of IFMI, LLC. The Mead Park Purchase Agreement provides that the MP Buyer may designate two individuals to stand for election at any meeting at which the Company’s stockholders may vote for the election of directors for so long as the MP Buyer and certain of its affiliates own 15% or more of the outstanding Common Stock, and one director if such ownership is less than 15% but greater than or equal to 10% of the outstanding Common Stock. In addition, for so long as the MP Buyer, Mead Park, or any of their controlled affiliates and principals collectively own 10% or more of the outstanding Common Stock, and both Mr. DiMaio is no longer Chairman of the Company’s board of directors and Mr. Ricciardi is a member of the board of directors and agrees to act as Chairman, the Company has agreed to cause Mr. Ricciardi to be elected and appointed as the Chairman of the Company’s board of directors. As noted in the Proxy Statement, the designation rights of the selling stockholders described above were heavily negotiated Transaction terms and were deemed necessary by the selling stockholders to help protect their long-term investment in the Common Shares and the Notes.

Although the selling stockholders may be affiliates of the Company, the Staff has noted in Securities Act Rules Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Securities Act Rules Compliance and Disclosure Interpretation 214.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that the fact that the selling stockholders are affiliates of the Company and are holders of a relatively large percentage of the Company’s Common Stock does not mean that the Transaction cannot be classified as a valid secondary offering under Rule 415(a)(1)(i) of the Securities Act.

4.	The amount of shares involved:

As of October 29, 2013, there were 19,943,366 shares of Common Stock outstanding on a fully diluted basis.1

Of the shares covered by the Registration Statement, only 2,749,167 shares, representing the Common Shares, were actually issued to and are currently held by the selling stockholders. The remaining 4,086,308 shares, or 59.8% of the shares

[1]

This amount consists of 14,959,809 shares of Common Stock issued and outstanding as of October 29, 2013, plus 4,983,557 units of membership interest in IFMI, LLC owned by Mr. Cohen which could be redeemed for, at the Company’s option, either cash or shares of Common Stock as of such date.

December 11, 2013

covered by the Registration Statement, represent the Conversion Shares, which are unissued and may not ultimately be issued to the selling stockholders in the future. As noted above, there is no economic incentive for the selling stockholders to convert the Notes into the Conversion Shares unless and until the trading price of the Common Stock exceeds the conversion price ($3.00 per share, which is higher than the Common Stock’s current trading price). Further, as noted in the Registration Statement, due to the “payment in kind” feature of the Notes, the 4,086,308 Conversion Shares represent the maximum aggregate amount of shares of Common Stock into which the Notes may be converted and assume that none of the interest under the Notes is paid to the holders thereof in cash. If the Company pays all of the interest under the Notes in cash, the Notes will be convertible into a maximum of 2,749,167 shares of Common Stock. Accordingly, the Company does not believe that the number of shares being registered warrants re-characterizing the secondary offering as a primary offering.

The Company also understands that the Staff has become increasingly concerned about public resales of convertible securities purchased in “toxic” transactions.2 In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock. In this case, the number of shares of Common Stock issuable to the selling stockholders in connection with the Transaction was capped as of the closing date of the Transaction because both the purchase price of the Common Shares and the conversion price of the Conversion Shares were fixed as of such date and do not vary based on market conditions. Thus, the Common Shares and the Notes sold pursuant to the Transaction do not possess any of the toxic features that have raised special concerns for the Staff.

To the extent the Staff is concerned that the number of shares of Common Stock included in the Registration Statement relative to the number of shares of Common Stock outstanding prior to the Transaction may be indicative of an intended distribution, the Company notes several other factors that it believes allay such concerns. The selling stockholders have confirmed to the Company that they (i) do not have a history of short term investment; (ii) as of the date hereof, do not have any intention to effectuate any sales of the Securities in the near future; (iii) are not acting in concert to effect a coordinated distribution of the Securities; (iv) purchased the Common Shares and the Notes for their own accounts for investment only, not with a view to or for the purpose of distributing or reselling the Securities; and (v) do not have any agreement or plan to distribute the Securities to or through any person or entity.

[2]	See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007 at the 29th Annual Conference on Securities Regulation and Business Law, Dallas, Texas (although not binding, the Company believes the speech is informative); and Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

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5.	Whether the sellers are in the business of underwriting securities:

We have been advised that none of the selling stockholders is in the business of underwriting securities and each of the selling stockholders acquired its interest in the Company for investment purposes and not with a view to distribution. To date, none of the selling stockholders have sold any of the Common Shares and, as noted above, there is no economic incentive for the selling stockholders to convert the Notes (and subsequently sell the Conversion Shares) unless and until the trading price of the Common Stock exceeds the conversion price, which is $3.00 per share.

6.	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer:

The totality of the facts and circumstances surrounding the Transaction demonstrates that the selling stockholders are not acting as conduits for the Company in a distribution of the Securities. Rather, the selling stockholders are acting for their own accounts as investors in an arms-length transaction with the Company which was negotiated on the Company’s behalf by an independent committee of the Company’s board of directors, and the Company believes that the following factors weigh in favor of the Staff’s supporting this conclusion: (i) the selling stockholders are entitled to dividends on the Common Shares and the payment of principal and interest under the Notes; (ii) the selling stockholders have borne to date and continue to bear the full economic and market risk of their investment in the Company; (iii) the selling stockholders are not in the business of underwriting securities and have represented that they purchased the Common Shares and the Notes for their own accounts and investment purposes, not for the purposes of distribution; (iv) the selling stockholders did not receive any placement fees or commissions from the Company in connection with the Transaction; (v) the selling stockholders have sole dispositive power over the Common Shares and any Conversion Shares and, as such, will make all decisions with respect to whether to effectuate any future resales of the Securities; and (vi) the selling stockholders will collect all proceeds in connection with any future resales of the Securities. Accordingly, we respectfully submit that the selling stockholders are not acting as conduits for the Company.

Conclusion:

In sum, the factors set forth in C&DI 612.09, when applied to the following facts and circumstances of the Transaction, support the Company’s conclusion that the Transaction is a valid secondary offering:

•	the selling stockholders have held the Securities since September 2013 and the Company does not expect resales of the Securities in the near future;
•	the Securities to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling stockholders to engage in a long-term investment in the Company;
•	the selling stockholders have represented that they purchased the Common Shares and the Notes for their own accounts and investment purposes, not for the purposes of distribution;

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•	the Company filed the Registration Statement to comply with the provisions set forth in the registration rights agreement entered into as part of the Transaction and will receive no financial benefits from any future resales of the Securities by the selling stockholders;
•	although the selling stockholders are affiliates of the Company, the Staff’s position in C&DI 116.15 states that affiliates are not automatically deemed to be alter-egos of issuers and may validly engage in secondary offerings;
•	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in C&DI 216.14;
•	although the Registration Statement covers what may seem to be a large number of shares relative to the Company’s outstanding Common Stock, the Conversion Shares represent 59.8% of such shares;
•	neither of the selling stockholders is in the business of underwriting securities;
•	the selling stockholders did not receive any placement fees or commissions from the Company in connection with the Transaction; and
•	the selling stockholders have borne and continue to bear, the full economic and market risk of their investment in the Company.

Accordingly, the Company respectfully submits that the facts and circumstances of the Transaction compel the conclusion that the registration of the Securities is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) of the Securities Act.

Exhibit 5.1

2. Please have counsel expand the opinion to address the preferred stock purchase rights.

Company Response:

Counsel to the Company has expanded the opinion to address the preferred stock purchase rights. The revised opinion is attached as Exhibit 5.1 to the amended Registration Statement on Form S-3.

3. Please have counsel revise the opinion to remove the assumption regarding the reservation of shares.

Company Response:

Counsel to the Company has revised the opinion to remove the assumption regarding the reservation of shares. The revised opinion is attached as Exhibit 5.1 to the amended Registration Statement on Form S-3.

* * *

The Company acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from

December 11, 2013

taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (215) 701-9555.

Sincerely,

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer & Treasurer